UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Arch Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
03940R107
(CUSIP Number)
JAVIER CASAMAYOR, PASEO DE LA CASTELLANA 110.28046 MADRID, SPAIN. 0034917378038 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 17, 2023
(Date of Event which Requires Filing of this Statement)
Appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)




CUSIP No. 03940R107


Page 2 of 5 Pages
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION AZVALOR ASSET MANAGEMENT, SGIIC, SA


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION
SPAIN



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER
895.696.
SHARED VOTING POWER 895.696.
SOLE DISPOSITIVE POWER 0,00.
SHARED DISPOSITIVE POWER 00,000.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
895.696.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4,941%
12.
TYPE OF REPORTING PERSON (see instructions)




CUSIP No. 03940R107


Page 3 of 5 Pages


Item 1.
(a)
Name of Issuer
Arch Resources, Inc. (b)
Address of Issuers Principal Executive Offices
One Cityplace Drive
Suite 300
ST. LOUIS MO 63141.
Item 2.
(a)
Name of Person Filing
AZVALOR ASSET MANAGEMENT, SGIIC, SA
(b)
Address of the Principal Office or, if none, residence
PASEO DE LA CASTELLANA 110. 28046, SPAIN.
(c)
Citizenship
SPAIN (d)
Title of Class of Securities

Common Stock

(e)
CUSIP Number
03940R107 Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
?
Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.Ownership.



(a)

Amount beneficially owned:895.696 (b)
Percent of class: 4,941%
(c)

Number of shares as to which the person has:(i)
Sole power to vote or to direct the vote 895.696
(ii)
Shared power to vote or to direct the vote0
(iii)
Sole power to dispose or to direct the disposition of 895.696

(iv)
Shared power to dispose or to direct the disposition of0




..Item 5.Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.Identification and Classification of Members of the Group.
Not applicable.
Item 9.Notice of Dissolution of Group.
Not applicable.
Item 10.Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03940R107

Page 5 of 5 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
10/23/2023
Date

/s/ SERGIO FERNANDEZ-PACHECO RUIZ-VILLAR
Signature CHIEF FINANCIAL OFFICER AND CHIEF OPERATIONAL OFFICER
Name/Title